UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            DRESSER INDUSTRIES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.25 per share
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                         (Title of Class of Securities)

                                   261597 10 8
             ------------------------------------------------------

                                 (CUSIP Number)

                                Lester L. Coleman
                  Executive Vice President and General Counsel
                               Halliburton Company
                               3600 Lincoln Plaza
                             500 North Akard Street
                            Dallas, Texas 75201-3391
                                 (214) 978-2600

                                 with a copy to:

                               William E. Joor III
                             Vinson & Elkins L.L.P.
                              2300 First City Tower
                               1001 Fannin Street
                            Houston, Texas 77002-6760
                                 (713) 758-2582
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                February 25, 1998
             ------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

Beneficial ownership percentages set forth herein assume that at February 25, 1998 there were 175,479,962 shares of Dresser Common Stock outstanding.


                         (Continued on following pages)

CUSIP NO. 261597 10 8                           Page 2 of      Pages
                                                          ----


                                    SCHEDULE

                                       13D

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Halliburton Company              75-2677995
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3         SEC USE ONLY

4         SOURCE OF FUNDS
          WC; 00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
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                       7         SOLE VOTING POWER
      NUMBER OF                  26,322,082(1)
       SHARES
    BENEFICIALLY       8         SHARED VOTING POWER
      OWNED BY
        EACH           9         SOLE DISPOSITIVE POWER
      REPORTING                  26,322,082(1)
       PERSON
        WITH         10         SHARED DISPOSITIVE POWER

---------------------


--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          26,322,082(1)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.0% (approximate)(2)

14        TYPE OF REPORTING PERSON
          CO
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     (1) Pursuant to Rule 13d-4 under the  Exchange  Act, the  Reporting  Person
         disclaims   beneficial  ownership  of  26,321,994   shares listed under
         the  headings  "Sole  Voting  Power,"  "Sole  Dispositive   Power"  and
         "Aggregate  Amount  Beneficially  Owned by Each Reporting  Person." See
         Item 5 of this Schedule 13D.
     (2) Pursuant   to   Rule   13d-3   under    the   Exchange  Act, 26,321,994
         shares deemed to be beneficially owned by the Reporting Person as a result of the Stock Option are also deemed to be outstanding for purposes of computing this percentage. See Item 5 of this Schedule 13D.

Item 1.  Security and Issuer:

         This Schedule 13D relates to the common stock, par value $.25 per share ("Dresser Common Stock"), of Dresser Industries, Inc., a corporation organized under the laws of the State of Delaware ("Dresser"). The principal executive offices of Dresser are located at 2001 Ross Avenue, Dallas, Texas 75201.

Item 2.  Identity and Background:

         This Schedule 13D is being filed by Halliburton Company, a corporation organized under the laws of the State of Delaware ("Halliburton"). Halliburton is one of the world's largest diversified energy services and engineering and construction services companies. The principal executive offices of Halliburton are located at 3600 Lincoln Plaza, 500 North Akard Street, Dallas, Texas, 75201-3391.

         Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of Halliburton.

         During the last five years, to the best of Halliburton's knowledge, neither Halliburton nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Halliburton or such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         With the exception of Lord Clitheroe who is a citizen of the United Kingdom, each executive officer and director of Halliburton is a citizen of the United States. The name, business address and present principal occupation of each executive officer and director of Halliburton are set forth in Exhibit A to this Schedule 13D and are specifically incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration:

         The Option (as defined below) was granted in consideration of entering into the Merger Agreement (as defined below) and Halliburton granting a reciprocal option to Dresser. Halliburton did not pay any cash consideration in respect of the Option and has not purchased any shares of Dresser Common Stock thereunder.

         The exercise of an irrevocable option (the "Option") held by Halliburton pursuant to a Stock Option Agreement, dated as of February 25, 1998 (the "Stock Option Agreement"), by and between Dresser (as Grantor) and Halliburton (as Grantee), for the full number of shares of Dresser Common Stock currently covered thereby would require (based on an Exercise Price (as described below) of $44.00 per share) the payment of a maximum aggregate
Exercise Price of approximately $1.158 billion. Should the Option become exercisable and should Halliburton decide to exercise the Option, Halliburton anticipates that it would obtain the funds necessary for the purchase from working capital and borrowings. The Stock Option Agreement also grants Halliburton the right to require Dresser to repurchase all or any portion of the Option, subject to certain limitations.

         A subsidiary of Halliburton has owned 88 shares of Dresser Common Stock for over three years.

Item 4.  Purpose of Transaction:

         The Option was granted by Dresser as a condition of and in consideration for Halliburton's entering into the Agreement and Plan of Merger, dated as of February 25, 1998 (the "Merger Agreement"), by and among Halliburton, Halliburton N.C., Inc., a corporation organized under the laws of the State of Delaware and a wholly owned subsidiary of Halliburton ("Merger Sub"), and Dresser. Pursuant to the Stock Option Agreement, Halliburton has the right to purchase up to 26,321,994 shares of Dresser Common Stock (15% of the number of shares outstanding on February 25, 1998), subject to certain adjustments, at a price equal to the lesser of (i) $44.00 per share and (ii) the closing price of Grantor Common Stock on the date of exercise of the Option, subject to certain adjustments (the "Exercise Price").

     Notwithstanding the foregoing, if between February 25, 1998 and the Effective Time (as defined below), the outstanding shares of Dresser Common Stock are changed by reason of any stock dividend, recapitalization, split, combination, exchange of shares or similar transaction, the type and number of shares subject to the Option and the Exercise Price therefor will be correspondingly adjusted so that Halliburton will receive upon exercise the same class and number of outstanding shares as it would have received upon exercise prior to such event. If any additional shares of Dresser Common Stock are issued after February 25, 1998, the number of shares subject to the Option shall be adjusted so as to equal 15% of Dresser Common Stock issued and outstanding.

         Simultaneously with the execution of the Stock Option Agreement, Halliburton, Merger Sub and Dresser entered into the Merger Agreement, pursuant to which Merger Sub would merge with and into Dresser (the "Merger"). Under the terms of the Merger Agreement, each share of Dresser Common Stock issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") would be converted into one share of Halliburton common stock, par value $2.50 ("Halliburton Common Stock"), and all outstanding options to purchase shares of Dresser Common Stock will be assumed by Halliburton and converted into options to purchase shares of Halliburton Common Stock. Consequently, Dresser will become a wholly owned subsidiary of Halliburton, and the Dresser Common Stock will cease to be traded on the New York Stock Exchange or any other exchange and will cease to be registered pursuant to the Exchange Act of 1934, as amended.

         Pursuant to the Merger Agreement, Halliburton's Board of Directors will consist of 14 members at the Effective Time, nine of whom shall be current members of the Board of Directors of Halliburton, including Richard B. Cheney, and five of whom shall be current members of the Board of Directors of Dresser, including William E. Bradford. A committee consisting of Richard B. Cheney, William E. Bradford and the current chairman of the Nominating Committee of each of Halliburton and Dresser will appoint the additional members of Halliburton's Board of Directors.

         Consummation of the transactions contemplated by the Merger Agreement is subject to the terms and conditions contained in the Merger Agreement, including the receipt of certain approvals by the respective stockholders of Halliburton and Dresser, the receipt of certain regulatory approvals, the receipt of legal opinions that the Merger will be tax-free and accountants' confirmation that the Merger will be accounted for as a pooling of interests. The Merger Agreement and the transactions contemplated thereby will be submitted for approval at a Special Meeting of Dresser stockholders to be held in lieu of its Annual Meeting. The issuance (the "Share Issuance") of Halliburton Common Stock pursuant to the Merger Agreement and an amendment (the "Charter Amendment) to Halliburton's Restated Certificate of Incorporation to increase the authorized number of shares of Halliburton Common Stock will be submitted at a Special Meeting of Halliburton stockholders to be held in lieu of its Annual Meeting.

         The foregoing summary of the Stock Option Agreement does not purport to be complete and is subject to all of the terms and provisions of the Stock Option Agreement, a copy of which is filed as Exhibit B to this Schedule 13D and incorporated by reference herein.

         Except as set forth herein, Halliburton presently does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         The Merger Agreement is included as Exhibit C and is specifically incorporated by reference herein.

Item 5.  Interest in Securities of Issuer:

         Although the Stock Option Agreement does not allow Halliburton to purchase any shares of Dresser Common Stock pursuant thereto unless the specified conditions allowing exercise occur, assuming for purposes of this Item 5 that such conditions occur and Halliburton is entitled to purchase and does purchase all shares of Dresser Common Stock that may be purchased pursuant to the Option, Halliburton would own up to 26,322,082 shares of Dresser Common Stock, which would equal approximately 15.0% of the number of shares outstanding on February 25, 1998, or approximately 13.0% of the total number of shares of Dresser Common Stock outstanding as adjusted to reflect the exercise of the Option in its entirety.

         Under the Stock Option Agreement, Halliburton currently does not have the right to acquire any shares of Dresser Common Stock unless specific events occur. Accordingly, Halliburton does not currently have sole or shared voting or dispositive power with respect to the shares of Dresser Common Stock subject to the Option, and Halliburton therefore disclaims beneficial ownership of such shares of Dresser Common Stock until the events allowing exercise occur. Assuming for purposes of this Item 5, however, that events occur that would enable Halliburton to exercise the Dresser Option, Halliburton would have the right to purchase up to 26,321,994 shares, subject to adjustment as described above, of Dresser Common Stock, as to which, if purchased, it would have sole voting power and sole dispositive power.

         A subsidiary of Halliburton has owned 88 shares of Dresser Common Stock for over three years.

         No other person is known by Halliburton to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

         To the best of Halliburton's knowledge, no executive officer or director of Halliburton beneficially owns any Dresser Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

         Contracts, arrangements, understandings or relationships with respect to securities of Dresser consist of the Stock Option Agreement and the Merger Agreement. The aforementioned documents are attached hereto as Exhibits B and C, respectively, and are specifically incorporated herein by reference. See also description of the aforementioned documents in Items 3 and 4 above.

         Except for the Merger Agreement and the Stock Option Agreement, neither Halliburton nor, to the best of its knowledge, any other person named in Item 2 has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Dresser, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

Item 7.  Material to be Filed as Exhibits:

         The following Exhibits are filed as part of this Schedule 13D:

         Exhibit A:        Name, Business Address, and Present Principal
                           Occupation of Each Executive Officer and Director of
                           Halliburton.

         Exhibit B:        Stock Option  Agreement,  dated as of February 25,
                           1998, by and between Halliburton and Dresser.

         Exhibit C:        Agreement and Plan of Merger, dated as of February
                           25, 1998,  by and among  Halliburton,  Merger Sub and
                           Dresser.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 1998                         HALLIBURTON COMPANY
     -----------------
                                            By:  /s/Susan S. Keith
                                                 -----------------------------
                                                    Susan S. Keith
                                                    Vice President and Secretary